
April 4, 2024

Raju Vegesna
Chief Executive Officer
Sify Technologies Limited
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India

      Re: Sify Technologies Limited
          Registration Statement on Form F-1
          Filed March 21, 2024
          File No. 333-278152

Dear Raju Vegesna:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed March 21, 2024

Cover Page

1.   We note your cover page disclosure that entities affiliated with your CEO, Chairman and Managing Director, Mr. Raju Vegesna, beneficially own approximately 84.11% of your outstanding equity shares. Please revise to disclose, on the cover page and in the prospectus summary, whether you will be a "controlled company" as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on "controlled company" exemptions. To the extent you will be considered a "controlled company", please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-3574 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Greg Harrington